UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41986

AUSTRALIAN OILSEEDS HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

126 – 142 Cowcumbla Street, Cootamundra

Site 2: 52 Fuller Drive, Cootamundra

PO Box 263, Cootamundra, Australia 2590

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Amendment To Share Purchase Agreement for the Acquisition Of Rentbuddyuk Limited

On June 29, 2026, AUSTRALIAN OILSEEDS HOLDINGS LIMITED (the “Company”) entered into an Amendment to Share Purchase Agreement (the “Amendment”) with Hailing Fan (the “Seller”) and RENTBUDDYUK LIMITED, a company incorporated under the laws of the United Kingdom (the “Target Company”). The Amendment amends the share purchase agreement, dated as of April 24, 2026, by and between the Company and the Seller (the “Share Purchase Agreement”), pursuant to which the Company agreed to acquire a 51% interest in the Target Company (the “Transaction”). The Company previously furnished the Share Purchase Agreement as an exhibit to its Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on April 30, 2026.

The Amendment revises the legal structure by which the Company acquires its 51% interest in the Target Company. Instead of the Company purchasing 5,100 existing ordinary shares of the Target Company from the Seller, the Target Company has allotted and issued 10,409 newly issued ordinary shares of the Target Company to the Company, and the Seller has retained the 10,000 ordinary shares of the Target Company held by it. Immediately following such allotment and issuance, the issued share capital of the Target Company consists of 20,409 ordinary shares, of which the Company holds 10,409 ordinary shares, representing approximately 51% of the issued share capital of the Target Company, and the Seller holds 10,000 ordinary shares.

The total purchase price for the Company’s 51% interest in the Target Company remains US$5,326,840, and the economic terms of the transaction are otherwise unchanged. The allotment and issuance of the newly issued ordinary shares to the Company has been completed and registered with the Registrar of Companies of the United Kingdom (Companies House).

On June 29, 2026, the Company closed the Transaction. The 10,409 newly issued ordinary shares of the Target Company were allotted and issued to the Company, as reported to the Registrar of Companies of the United Kingdom (Companies House) by a return of allotment filed on June 18, 2026, and such allotment and issuance were ratified and confirmed pursuant to the Amendment. By the Closing, US$3,672,000 was paid by the Company to the account designated in accordance with Section 1.2(b) of the Share Purchase Agreement, as amended by the Amendment. Of the total purchase price of US$5,326,840, US$918,000 was previously paid upon execution of the Share Purchase Agreement, and the remaining US$736,840 is payable within six months following the Closing in accordance with Section 1.2(c) of the Share Purchase Agreement.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is furnished as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amendment to Share Purchase Agreement, dated as of June 29, 2026, by and among AUSTRALIAN OILSEEDS HOLDINGS LIMITED, Hailing Fan and RENTBUDDYUK Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUSTRALIAN OILSEEDS HOLDINGS LIMITED

Date: July 2, 2026	By:	/s/ Saw Khoon Ming
	Name:	Saw Khoon Ming
	Title:	Co-Chief Executive Officer

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